26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 28, 2017

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, RISE Education Cayman Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, which have a par value of US$0.01 per share. The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ Global Select Market. Subject to market conditions and the resolution of the comments of the staff of the Commission (the “Staff”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in October 2017.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young Hua Ming LLP: King Li at King.Li@cn.ey.com or +86 10 5815 2099 (work). Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Douglas S. Murning4 | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing     Boston     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission

July 28, 2017

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Yiding Sun, Chief Executive Officer, RISE Education Cayman Ltd

Ben James, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP